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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)

Avistar Communications Corporation

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

05379X208

(Cusip Number)

Gerald J. Burnett
Avistar Communications Corporation
555 Twin Dolphin Drive, 3rd Flr.
Redwood Shores, CA 94065
Telephone: (650) 610-2900

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 13, 2003

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Item 1. Security and Issuer
Item 2. Identity and Background
Item 6. Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer
Signature

Item 1. Security and Issuer

          This Amendment No. 2 amends the Statement on Schedule 13D (the “Schedule 13D”) filed with the Securities and Exchange Commission (the “Commission”) on September 1, 2000 by R. Stephen Heinrichs, Gerald J. Burnett and The Gerald J. Burnett and Marjorie J. Burnett Revocable Trust for the benefit of Gerald J. and Marjorie J. Burnett (the “Burnett Trust”), as amended by Amendment No. 1 (“Amendment No. 1”) filed with the Commission by Dr. Burnett and the Burnett Trust on October 28, 2003. This Amendment relates to shares of common stock, $0.001 par value per share of Avistar Communications Corporation, a Delaware corporation (the “Issuer”), with its principal executive office at 555 Twin Dolphins Drive, Third Floor, Redwood Shores, California 94065. The following amendment to the Schedule 13D is hereby made. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.

Item 2. Identity and Background

          (a) This Amendment is being filed by Gerald J. Burnett. Dr. Burnett is sometimes referred to herein as the “Reporting Person.” The Burnett Trust was removed from the Schedule 13D by Amendment No. 1 which reported that the Burnett Trust does not have voting power or dispositive power over any shares of the Issuer. This Amendment No. 2 is being filed to correct a statement in Amendment No. 1 regarding the authority of Dr. Burnett to revoke the Burnett Trust.

Item 6. Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer

          Dr. Burnett has entered into a revocable trust agreement for estate planning purposes through which he owns all of his interests in the Issuer. The Burnett Trust may only be revoked at the direction of Dr. Burnett and Marjorie J. Burnett acting together as co-trustees.

Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Gerald J. Burnett

Gerald J. Burnett

Date: November 14, 2003